Exhibit 10.11d

INTERMOLECULAR, INC.

CHANGE IN CONTROL AND SEVERANCE AGREEMENT

This Change in Control and Severance Agreement (the “Agreement”) is made and entered into by and between Christian Kramer (“Executive”) and Intermolecular, Inc. (the “Company”), effective as of the date of the closing of the Company’s initial public offering of shares of its common stock (the “Effective Date”).

R E C I T A L S

A.It is expected that the Company from time to time will consider the possibility of an acquisition by another company or other change in control.  The Compensation Committee (the “Compensation Committee”) of the Board of Directors of the Company (the “Board”) recognizes that the possibility of an involuntary termination (either outside of or in connection with such an acquisition or other change in control) can be a distraction to Executive and can cause Executive to consider alternative employment opportunities.

B.The Compensation Committee believes that it is in the best interests of the Company and its stockholders to (1) assure that the Company will have the continued dedication and objectivity of Executive, notwithstanding the possibility, threat or occurrence of such an event and (2) provide Executive with an incentive to continue Executive’s employment with the Company and to motivate Executive to maximize the value of the Company upon a Change in Control (as defined below) for the benefit of its stockholders.

C.The Compensation Committee also believes that it is in the best interests of the Company and its stockholders to provide Executive with severance benefits upon certain terminations of Executive’s service to the Company that enhance Executive’s financial security and provide incentive and encouragement to Executive to remain with the Company notwithstanding the possibility of such an event.

D.Certain capitalized terms used in this Agreement are defined in Section 7 below.

The parties hereto agree as follows:

1.Term of Agreement.  This Agreement shall become effective as of the Effective Date and shall terminate upon the date that all obligations of the parties hereto with respect to this Agreement have been satisfied.

2.At-Will Employment.  The Company and Executive acknowledge that Executive’s employment is and shall continue to be “at-will,” as defined under applicable law.  If Executive’s employment terminates for any reason, Executive shall not be entitled to any payments, benefits, damages, awards or compensation other than as provided by this Agreement.

LA\2306504.1

3.Termination without Cause or for Good Reason Outside of a Change in Control Period.  If (i) Executive’s employment with the Company is terminated after the Effective Date by the Company other than for Cause or by Executive for Good Reason and (ii) the date of Executive’s termination of employment (the “Termination Date”) occurs outside of a Change in Control Period, then, subject to Executive executing a general release of all claims against the Company and its affiliates in a form acceptable to the Company (a “Release of Claims”) and such Release of Claims becoming effective and irrevocable within sixty (60) days following the Termination Date, then in addition to any accrued but unpaid salary, bonus, vacation and expense reimbursement payable in cash in accordance with applicable law (“Accrued Obligations”), the Company shall provide Executive with the following:

(a) Severance.  Executive shall be entitled to receive an amount equal to twelve (12) months of Executive’s base salary at the rate in effect immediately prior to Executive’s termination of employment, which shall be paid in a cash lump sum on the payroll date that immediately follows the date the Release of Claims is first effective and irrevocable.

(b) Continued Healthcare.  If Executive elects to receive continued healthcare coverage pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall directly pay, or reimburse Executive for (on an after-tax basis), the applicable COBRA premiums for Executive and Executive’s covered dependents during the period commencing on the Termination Date and ending on the earlier to occur of (i) the twelve  (12) month anniversary of the Termination Date and (ii) the date on which Executive and Executive’s covered dependents, if any, become eligible for healthcare coverage under another employer’s group health plan(s) (of which eligibility Executive hereby agrees to give prompt notice to the Company).  After the Company ceases to pay or reimburse COBRA premiums pursuant to the preceding sentence, Executive may, if eligible, elect to continue healthcare coverage at Executive’s expense in accordance with the provisions of COBRA.

4.Certain Terminations During a Change in Control Period.  If (i) Executive’s employment with the Company is terminated by the Company for other than Cause or by Executive for Good Reason and (ii) the Termination Date occurs during a Change in Control Period, then, subject to Executive executing a Release of Claims and such Release of Claims becoming effective and irrevocable within sixty (60) days following the Termination Date, in addition to the Accrued Obligations, the Company shall provide Executive with the following:

(a) Severance.  Executive shall be entitled to receive an amount equal to the sum of (i) Eighteen (18) months of the Executive’s  base salary at the rate in effect immediately prior to Executive’s termination of employment and (ii) Executive’s target annual bonus (one year only) for the year in which the Termination Date occurs, which shall be paid in a cash lump sum on the payroll date that immediately follows the date the Release of Claims is first effective and irrevocable.

(b) Continued Healthcare.  If Executive elects to receive continued healthcare coverage pursuant to the provisions of COBRA, the Company shall directly pay, or reimburse Executive for (on an after-tax basis), the applicable COBRA premiums for Executive and

Executive’s covered dependents during the period commencing on the Termination Date and ending on the earlier to occur of (i) the eighteen (18) month anniversary of the Termination Date and (ii) the date on which Executive and Executive’s covered dependents, if any, become eligible for healthcare coverage under another employer’s group health plan(s) (of which eligibility Executive hereby agrees to give prompt notice to the Company).  After the Company ceases to pay or reimburse COBRA premiums pursuant to the preceding sentence, Executive may, if eligible, elect to continue healthcare coverage at Executive’s expense in accordance with the provisions of COBRA.

(c) Equity Awards.  Each outstanding equity award, including, without limitation, each stock option and restricted stock award, then-held by Executive shall automatically become vested and, if applicable, exercisable and any forfeiture restrictions or rights of repurchase thereon shall immediately lapse, in each case, with respect to all of the shares of Company common stock subject to such equity award.

5.Other Termination.  If Executive’s employment with the Company is terminated after the Effective Date by the Company for Cause or by Executive other than for Good Reason at any time (outside of or within a Change in Control Period) or if Executive fails to execute a Release of Claims or if such Release of Claims fails to become effective and irrevocable within sixty (60) days following the Termination Date, then Executive shall be entitled to receive the Accrued Obligations and to elect any continued healthcare coverage as may be required under COBRA or similar state law.

6.Limitation on Payments.

(a) Parachute Payments.  Any provision of this Agreement to the contrary notwithstanding, if any payment or benefit received or to be received by Executive from the Company pursuant to this Agreement or otherwise (all such payments and benefits, the “Payments”) would be subject (in whole or in part) to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code” and such excise tax, the “Excise Tax”), then, after taking into account any reduction in the Payments provided by reason of Section 280G of the Code in another plan, arrangement or agreement, the Payments will be equal to the Reduced Amount (as defined below).  The “Reduced Amount” will be the largest portion of the Payments that would result in no portion of the Payments (after reduction) being subject to the Excise Tax but only if (i) the Reduced Amount, after taking into account all applicable federal, state and local employment taxes and income taxes (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes) on the Reduced Amount (and after taking into account the phase out itemized deductions and personal exemptions attributable to such Payments) is greater than or equal to (ii) the net amount of the Payments without reduction (but after taking into account all applicable federal, state and local employment taxes, income taxes and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes), and after taking into account the phase out itemized deductions and personal exemptions attributable to such Payments.   If a reduction in the Payments is to be made so that the Payments equals the Reduced Amount, Executive will have no rights to any additional payments and/or benefits constituting the Payments, and the reduction in payments and/or benefits will occur in the following order: (1) reduction of cash payments; (2) cancellation of accelerated vesting of equity awards other than stock options; (3) cancellation of accelerated vesting of stock options; and (4) reduction of other benefits paid to Executive, in each case beginning with payments that would be made last in time.

(b) Accounting Firm.  The accounting firm engaged by the Company for general tax purposes as of the day prior to the Change in Control will perform the calculations set forth in Section 6(a).  If the firm so engaged by the Company is serving as accountant or auditor for the acquiring company, the Company will appoint a nationally recognized accounting firm to make the determinations required hereunder.  The Company will bear all expenses with respect to the determinations by such firm required to be made hereunder.  The accounting firm engaged to make the determinations hereunder will provide its calculations, together with detailed supporting documentation, to the Company within fifteen (15) days before the consummation of a Change in Control (if requested at that time by the Company) or such other time as requested by the Company.  If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it will furnish the Company with documentation reasonably acceptable to the Company that no Excise Tax will be imposed with respect to such Payment.  Any good faith determinations of the accounting firm made hereunder will be final, binding and conclusive upon the Company and Executive.

7.Definition of Terms.  The following terms referred to in this Agreement shall have the following meanings:

(a) Cause.  “Cause” shall mean (i) theft, dishonesty or falsification of any employment or Company records; (ii) malicious or reckless disclosure of the Company’s confidential or proprietary information; (iii) commission of any immoral or illegal act or any gross or willful misconduct, where the Board reasonably determines that such act or misconduct has (A) seriously undermined the ability of the Company’s Board or management to entrust Executive with important matters or otherwise work effectively with Executive, (B) contributed to the Company’s loss of significant revenues or business opportunities, or (C) significantly and detrimentally effected the business or reputation of the Company or any of its subsidiaries; and/or (iv) the failure or refusal by Executive to follow the reasonable and lawful directives of the Board, provided such failure or refusal continues after Executive’s receipt of reasonable notice in writing of such failure or refusal and an opportunity to correct the problem.  Notwithstanding the foregoing, “Cause” shall not exist where any of the foregoing are due to Executive’s physical or mental disability.

(b) Change in Control.  “Change in Control” shall have the meaning set forth in Section 2.8 of the Company’s 2011 Incentive Award Plan, provided, that in no event shall a Change in Control be deemed to have occurred unless such Change in Control constitutes a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5).

(c) Change in Control Period.  “Change in Control Period” means that period of time commencing on the date that is one (1) month prior to the date of the consummation of a Change in Control and ending on the first (1st) anniversary of such Change in Control.

(d) Good Reason.  “Good Reason” means Executive’s voluntary resignation following the occurrence of any of the following without Executive’s consent (i) the delegation to Executive of any duties or the reduction of Executive’s duties, either of which materially reduces the nature, responsibility, or character of Executive’s position, when taken as a whole, to a level below that generally associated with a similar position in a company of a similar size, in the same industry and with the same general characteristics as the Company at the time; (ii) a material reduction of Executive’s salary (other than in connection with a similar reduction in the salaries of all executive level employees) from that immediately prior to such reduction; (iii) a relocation of Executive’s principal office to a place that increases Executive’s one-way commute by more than thirty-five (35) miles as compared to Executive’s one-way commute as of immediately prior to such relocation; or (iv) the material breach by the Company of this Agreement.  Notwithstanding the foregoing, in no event shall Executive have Good Reason to terminate Executive’s employment unless Executive provides to the Company written notice of the condition giving rise to Good Reason within sixty (60) days after the initial occurrence of such condition, such condition continues beyond thirty (30) days after the Company receives such notice (the “Cure Period”) and Executive’s resignation for Good Reason is effective within thirty (30) days after the end of the Cure Period.

8.Successors.

(a) Company’s Successors.  Any successor to the Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession.  For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets.

(b) Executive’s Successors.  This Agreement is personal to Executive and without the prior written consent of the Company shall not be assignable by Executive otherwise than by will or the laws of descent and distribution.  The terms of this Agreement and all rights of Executive hereunder shall inure to the benefit of, and be enforceable by, Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

9.Notices.  Any notice to be given under the terms of this Agreement shall be addressed to the Company in care of the Secretary of the Company at the Company’s principal office, and any notice to be given to Executive shall be addressed to Executive at Executive’s last address reflected on the Company’s records.  Any notice shall be deemed duly given when sent via email or when sent by reputable overnight courier or by certified mail (return receipt requested) through the United States Postal Service.

10.Restrictive Covenants.

(a) Proprietary Information Agreement.  Executive shall remain bound by Executive’s obligations under the Company’s standard Employee Confidentiality and Inventions Assignment Agreement (the “Proprietary Information Agreement”).

(b) Proprietary Information.  Without limiting the Proprietary Information Agreement, except as Executive reasonably and in good faith determines to be required in the faithful performance of Executive’s duties to the Company, Executive shall at all times before and after Executive’s termination of employment maintain in confidence and shall not directly or indirectly, use, disseminate, disclose or publish, for Executive’s benefit or the benefit of any other person or entity, any confidential or proprietary information or trade secrets of or relating to the Company, including, without limitation, information with respect to the Company’s operations, processes, protocols, products, inventions, business practices, finances, principals, vendors, suppliers, customers, potential customers, marketing methods, costs, prices, contractual relationships, regulatory status, compensation paid to employees or other terms of employment (“Proprietary Information”), or deliver to any person or entity, any document, record, notebook, computer program or similar repository of or containing any such Proprietary Information.  Executive’s obligation to maintain and not use, disseminate, disclose or publish, or use for Executive’s benefit or the benefit of any other person or entity, any Proprietary Information after the date Executive terminates employment will continue so long as such Proprietary Information is not, or has not by legitimate means become, generally known and in the public domain (other than by means of Executive’s direct or indirect disclosure of such Proprietary Information) and continues to be maintained as Proprietary Information by the Company.  The parties hereby stipulate and agree that as between them, the Proprietary Information identified herein is important, material and affects the successful conduct of the businesses of the Company (and any successor or assignee of the Company).

(c) Nonsolicitation.  Without limiting the Proprietary Information Agreement, Executive hereby agrees that Executive shall not while employed or otherwise providing services to the Company and with respect to subsection (ii) below, within the one (1) year period immediately following the termination of Executive’s employment with or other service to the Company, directly or indirectly, either for Executive or on behalf of any other person or entity, (i) recruit or otherwise solicit or induce any employee, customer or supplier of the Company to terminate its employment or arrangement with the Company, or otherwise change its relationship with the Company, or (ii) hire, or cause to be hired, any person who was employed by the Company at any time during the twelve (12)-month period immediately prior to the date Executive terminates employment with or other service to the Company, or who thereafter becomes employed by the Company.

(d) Return of Materials.  Upon termination of Executive’s employment with the Company for any reason, Executive will promptly deliver to the Company (i) all correspondence, drawings, manuals, letters, notes, notebooks, reports, programs, plans, proposals, financial documents, or any other documents that are Proprietary Information, including all physical and digital copies thereof, and (ii) all other Company property (including, without limitation, any personal computer or wireless device and related accessories, keys, credit cards and other similar items) which is in Executive’s possession, custody or control.

(e) Exception to Restrictive Covenants.  Notwithstanding anything in this Section 10 to the contrary, Executive may respond to a lawful and valid subpoena or other legal process but shall give the Company the earliest possible notice thereof, and shall, as much in advance of the return date as possible, make available to the Company and its counsel the documents and other information sought, and shall assist such counsel in resisting or otherwise responding to such process.

(f) Nondisparagement.  Executive agrees not to disparage the Company, any of its products or practices, or any of its directors, officers, agents, representatives, partners, members, equity holders or affiliates, either orally or in writing, at any time, provided, that Executive may confer in confidence with Executive’s legal representatives and make truthful statements as required by law.

(g) Subsequent Employment.  Prior to accepting other employment or any other service relationship prior to the first (1st) anniversary of Executive’s termination of employment, Executive shall provide a copy of this Section 10 to any recruiter who assists Executive in obtaining other employment or any other service relationship and to any employer or other person or entity with which Executive discusses potential employment or any other service relationship.

(h) Enforceability.  In the event the terms of this Section 10 shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area or by reason of its being too extensive in any other respect, it will be interpreted to extend only over the maximum period of time for which it may be enforceable, over the maximum geographical area as to which it may be enforceable, or to the maximum extent in all other respects as to which it may be enforceable, all as determined by such court in such action.  Any breach or violation by Executive of the provisions of this Section 10 shall toll the running of any time periods set forth in this Section 10 for the duration of any such breach or violation.

(i) Affiliates.  As used in this Section 10, the term “Company” shall include the Company and any parent, affiliated, related and/or direct or indirect subsidiary entity thereof.

11.Dispute Resolution.  To ensure the timely and economical resolution of disputes that arise in connection with this Agreement, Executive and the Company agree that any and all controversies, claims and disputes arising out of or relating to this Agreement, including without limitation any alleged violation of its terms, shall be resolved by final and binding arbitration before a single neutral arbitrator in Santa Clara County, California, in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association (“AAA”). The arbitration shall be commenced by filing a demand for arbitration with the AAA within fourteen (14) days after the filing party has given notice of such breach to the other party.  The arbitrator shall award the prevailing party attorneys’ fees and expert fees, if any.  Notwithstanding the foregoing, it is acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations imposed on them under Section 10 hereof, and that in the event of any such failure, an aggrieved person will be irreparably damaged and will not have an adequate remedy at law.  Any such person shall, therefore, be entitled to injunctive relief, including specific performance, to enforce such obligations, and if any action shall be brought in equity to enforce any of the provisions of Section 10 of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

12.Miscellaneous Provisions.

(a) Section 409A.

(i) General.  To the extent applicable, this Agreement shall be interpreted and applied consistent and in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and Department of Treasury regulations and other interpretive guidance issued thereunder.  If, however, the Company determines that any compensation or benefits payable under this Agreement may be or become subject to Section 409A of the Code, the Company may in its sole discretion adopt such amendments to this Agreement or to adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take such other actions, as the Company determines necessary or appropriate to (i) exempt the compensation and benefits payable under this Agreement from Section 409A of the Code and/or preserve the intended tax treatment of such compensation and benefits, or (ii) comply with the requirements of Section 409A of the Code ; provided, however, that this Section 12(a)(i) shall not create any obligation on the part of the Company to adopt any such amendment, policy or procedure or take any such other action.

(ii) Separation from Service.  Notwithstanding any provision to the contrary in this Agreement, no amount deemed deferred compensation subject to Section 409A of the Code shall be payable pursuant to Sections 3 or 4 of this Agreement unless Executive’s termination of employment constitutes a “separation from service” with the Company within the meaning of Section 409A of the Code and the Department of Treasury regulations and other guidance promulgated thereunder (a “Separation from Service”) and, except as provided under Section 12(a)(iii) of this Agreement, any such amount shall be paid, or in the case of installments, payments shall commence, on the sixtieth (60th) day following Executive’s Separation from Service.

(iii) Specified Employee.  Notwithstanding any provision to the contrary in this Agreement, if Executive is deemed at the time of Executive’s Separation from Service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code, to the extent delayed commencement of any portion of the benefits to which Executive is entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of Executive’s benefits shall not be provided to Executive until the earlier of (a) the expiration of the six (6)-month period measured from the date of Executive’s Separation from Service or (b) the date of Executive’s death.  Upon the first business day following the expiration of the applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Section 12(a)(iii) shall be paid in a lump sum to Executive, and any remaining payments due under this Agreement shall be paid as otherwise provided herein.

(iv) Expense Reimbursements.  To the extent that any reimbursements payable pursuant to this Agreement are subject to the provisions of Section 409A of the Code, any such reimbursements payable to Executive pursuant to this Agreement shall be paid to Executive no later than December 31 of the year following the year in which the expense was incurred, the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, and Executive’s right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit.

(v) Installments.  Any right to a series of installment payments pursuant to this Agreement is to be treated as a right to a series of separate payments.  To the extent permitted under Section 409A of the Code, any separate payment or benefit under this Agreement or otherwise shall not be deemed “nonqualified deferred compensation” subject to Section 409A of the Code and Sections 3 or 4 of this Agreement to the extent provided in the exceptions in Treasury Regulation Section 1.409A-1(b)(4), Section 1.409A-1(b)(9) or any other applicable exception or provision of Section 409A of the Code.

(b) Waiver.  No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by Executive and by an authorized officer of the Company (other than Executive).  No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(c) Whole Agreement.  This Agreement and the Proprietary Information Agreement represent the entire understanding of the parties hereto with respect to the subject matter hereof and supersede all prior arrangements and understandings regarding same including, without limitation, any severance provisions of any offer letter agreement or employment agreement between Executive and the Company.

(d) Choice of Law.  The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California.

(e) Severability.  The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(f) Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

(Signature page follows)

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year set forth below.

INTERMOLECULAR, INC.

By:	/s/ Bruce McWilliams
Title:	CEO
Date:	July 26, 2016

EXECUTIVE
/s/ Christian Kramer
Date: 27 July, 2016